
MARKETPLACE
WELCOME, USERNAME
MARKETPLACE
AUCTION
TRADE ZONE
MY BINDER
BUY DROIDS
SETTINGS

Andrew Prell · 3rd

CEO at Convergence creating the Silica neXus Platform - A cross-reality platform for gamers to buy, sell, and trade in-game items across game universes / a Marketplace for NFTs

Palo Alto, California, United States · **Contact info**

500+ connections

Convergence of 4 Dimensions LLC

JB Speed Scientific, UofL

Experience

CEO
Convergence of 4 Dimensions LLC
Nov 2014 – Present · 7 yrs 3 mos

Convergence is creating Silica Nexus.
Silica Nexus A cross-reality platform for gamers to buy, sell, and trade in-game items across game universes / a Marketplace for NFTs

Founder / CEO
Agora Technologies Inc
2009 – Present · 13 yrs
StartupIcon.tv

Agora creates StartupIcon.tv.

Mission: To provide startups crowd validation and real traction while helping them hone their elevator pitches. …see more

Sabbatical, Alzheimer's Patient Caretaker
Sabbatical / Caregiver
2007 – 2009 · 2 yrs
Louisville, Kentucky Area / Ft Lauderdale FL (Snow Birds)

After I finished an Engineering Design Contracting Job I decided to help a girl from church drive her father around for a COUPLE OF WEEKS because they needed help and I had some free time. She then had me interview with her brother and they told me they would pay me my contracting rate to hang out with their dad and take him to lunch with his business …see more

Engineering Design Consultant,Technology Acquirer
Patent Warrior
2001 – 2007 · 6 yrs
Louisville, Kentucky Area

While working to acquire all the technology we created in the Agora partnership with Bell Labs, Lucent, Avaya, Qwest, Compaq and Computer Associates (CA), I started a cyber café / game center and did design drafting consulting gigs to pay the bills and pass the time. I worked to get the Agora patent approved. It was issued in 2005. I then wrote the C …see more

Founder / CEO / CTO
Agora Interactive, Inc.
Oct 1995 – Oct 2000 · 5 yrs 1 mo

Agora partnered with Bell Labs, Lucent/Avaya, Compaq, QWEST and Computer Associates (CA) to create a true global operating system for convergence. Agora was listed in Avaya's first press release when they spun out from Lucent as a partner with cool technology. Charles Wang of CA called Agora's Technology "The Future of the Industry". Agora's technc …see more

Show 4 more experiences

Education

JB Speed Scientific, UofL